Exhibit 99.1
For Immediate Release
Qiao Xing Mobile and TechFaith to Co-Launch High-End 3G Mobile Phones in China
Beijing, China (March 24, 2009) —Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced that it will work with China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith”), an original developed product (ODP) provider focused on research and development of cell phone solutions, to co-launch high-end 3G mobile phones in China.
Under the terms of the agreement, TechFaith will provide total WCDMA and EV-DO solutions to Qiao Xing Mobile for the development of high-end 3G handsets that will be marketed under the Qiao Xing Mobile’s VEVA brand. The handsets are expected to launch in China in the second quarter of 2009.
Mr. Wu Zhi Yang, Chairman of Qiao Xing Mobile, commented, “Chinese government has just authorized three major Chinese operators to operate 3G business and the 3G mobile phone market in China is expected to grow significantly. To capture the growth opportunity, we will make full use of VEVA brand advantage in the market and will cooperate with TechFaith to develop high-end WCDMA and EV-DO handsets under our VEVA brand. We believe that the introduction of these high-end 3G handsets will help to further raise the profile of our VEVA brand, as well as, enhance our profitability and growth.”
Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “Developing high-end WCDMA and EV-DO phones is an important step in entering the super high-end handset market in China. Even in this tough economic period, the Chinese consumers still have very strong purchasing power and a large appetite for luxury goods. Qiao Xing Mobile has successfully launched several models of high-end luxury GSM phone models under its VEVA brand and we believe that the VEVA brand will provide us with a solid platform to penetrate the high-end 3G market in China. We also believe that pursuing a high-end product strategy will help to maintain the profit margins of both companies during this period of economic slowdown.”

About Qiao Xing Mobile
Qiao Xing Mobile is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on the Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” and “VEVA” brands. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generate higher profit margins. For more information, please visit www.qxmc.com.
About TechFaith
TechFaith is an original developed product provider focused on research and development of cell phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high-end handsets and tailor-made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.With the capability of developing MMI/UI software on 2G/2.5G (GSM/GPRS, CDMA1X), 3G (EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G (HSDPA) communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of March 24, 2009, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:
For Qiao Xing Mobile
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: +86-10 -6250-1706
Email: matao@cectelecom.com
For TechFaith
In China:
Jay Ji
China Techfaith Wireless Communication Technology Limited
Tel:+ 86-10-5822-8390
Email: ir@techfaith.cn
In the U.S.:
Joseph Villalta
The Ruth Group
Tel:+1-646-536-7003
Email: jvillalta@theruthgroup.com